UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Woodward, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-8408	36-1984010
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1000 East Drake Road, Fort Collins, Colorado		80525
(Address of principal executive offices)		(Zip Code)

A. Christopher Fawzy (970) 482-5811

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Woodward, Inc. (the “Company,” “Woodward,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. Please refer to our Conflict Minerals Report, filed as Exhibit 1.01 to the Form SD, for a comprehensive list of our products.

Woodward developed its initial good faith reasonable country of origin inquiry (“RCOI”) process in calendar year 2013 to support our 2013 SEC reporting requirement in May 2014 (references to whole years refer to calendar years). The RCOI process, while highly manual, was designed to conform to the Organisation for Economic Co-operation and Development’s framework, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Second Edition. We further refined our RCOI process during the second half of 2014 and early 2015 by focusing on the elimination of duplicate supplier records and grouping multiple business units within a common corporation.

During the second half of 2014, we began receiving increasingly detailed customer requests for material content reporting across numerous regulatory regimes, including conflict minerals usage. Accordingly, we initiated the development of a unified and company-wide approach to satisfy regulatory requirements for all product material data collection, publication, and reporting. Woodward evaluated seven software solutions that could provide process automation, data handling and analysis, and compliance verdict determination for materials reporting. In January 2015, Woodward selected a solution capable of integrating materials compliance data with our existing business system and is in the process of implementing the selected solution and associated processes on an enterprise-wide basis.

Woodward designed its due diligence framework to conform to the OECD’s 5-Step due diligence framework. A report of current and intended improvements to Woodward’s due diligence framework is contained in our Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available at www.woodward.com. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

RCOI

Some of the products Woodward manufactures contain one or more conflict minerals. Woodward does not purchase conflict minerals directly from mines, smelters or refiners. Rather, the Company sources products containing conflict minerals from its suppliers. In accordance with the OECD Guidelines, the Company relies on its suppliers to provide information regarding the origin of conflict minerals included in supplied products, including, where possible, the smelters and refiners of the conflict minerals.

In connection with the preparation of the Form SD and associated Conflict Minerals Report, we create a master supplier list. For our 2013 reporting, the master suppler list classified suppliers into four categories. The suppliers within each of these categories had unique supplier attributes that required specific treatments. The categories were:

1.	direct non-distribution suppliers:

Direct suppliers are those that provide items or services directly used in items that Woodward manufactures or contracts to manufacture. The direct non-distribution suppliers fabricate custom designed items to either Woodward specification or supplier-engineered specifications.

2.	direct distribution suppliers:

The direct distribution suppliers are sources of items obtained from multiple Original Equipment Manufacturers (“OEMs”), typically in the nature of a commercial item or item manufactured to standard government specifications. Direct distribution suppliers do not manufacture or contract to manufacture, nor do they influence the functionality or content of the items they obtain from OEMs and provide to their customers. Woodward relies on the efforts and activities of professional societies such as IPC – Association Connecting Electronics Industries, which provides a leading role in the conflict minerals efforts of the electronics and electronics distribution industries, to establish and maintain the principal mechanisms for obtaining OEM distribution component conflict minerals status from our first tier distribution suppliers.

3.	indirect suppliers:

Indirect suppliers are not included in the Company’s conflict minerals reporting, as they contribute items or services only for Woodward’s internal operations and infrastructure and are not incorporated into items that Woodward manufactures or contracts to manufacture.

and

4.	Woodward Duarte suppliers:

“Woodward Duarte suppliers” are those suppliers serving Woodward’s Duarte facility, which was acquired in December 2012 from General Electric. Conflict minerals’ due diligence with respect to the suppliers for the Duarte business was processed separately as the result of the timing of the Duarte business’ integration into Woodward’s operations.

For 2014 reporting, the IPC and similar organizations have achieved good progress in obtaining source information from electronics components providers, which has enabled Woodward to treat all direct suppliers as one group, in contrast to the two groupings specifically pertaining to direct suppliers that was used in our 2013 report. Woodward also completed the integration of its Duarte operations into the Woodward infrastructure in early 2014. Therefore, it was no longer necessary to maintain the Woodward Duarte Suppliers list as a separate supplier category. Accordingly, we now have two categories of suppliers: direct suppliers and indirect suppliers. Indirect suppliers still are not included in the Company’s conflict minerals reporting, as they contribute items or services only for Woodward’s internal operations and infrastructure and are not incorporated into items that Woodward manufactures or contracts to manufacture.

Our approved supplier lists are independently maintained within two separate business systems, SAP and WISE. SAP records are a combination of two separate original databases from two different Woodward businesses that were acquired in 2008 and 2009. In 2014, we undertook a data integrity effort to filter supplier records in order to streamline supplier inquiries to determine conflict minerals usage. Duplicate supplier entries were determined and eliminated. The deletion of duplicate records and inactive suppliers resulted in a reduction to 2686 direct suppliers in 2014 from 3057 direct suppliers listed in 2013. Because of the complexity of automation techniques introduced to support the deduplication effort, achieving the reduction required full effort from June through August 2014. Between September 2014 and February 2015, Woodward assigned primary and secondary e-mail addresses to the filtered supplier records with the goal of creating manageably-sized inquiry distribution lists. E-mail distribution lists for approximately one-half of our direct suppliers were generated by mid-April 2015. Woodward’s 2014 product offerings, and consequently our 2014 authorized suppliers and supplied materials, have not significantly changed from 2013.

RCOI IMPROVEMENT ACTIONS IN PROCESS OR PLANNED

Woodward has begun implementation, or intends to begin implementation in 2015, of the following improvement actions:

•	Following the selection of our application platform in January 2015, Woodward issued a competitive solicitation to three candidate suppliers to specify the installation mechanisms and training program for the selected platform. We selected the awardee in May 2015. The platform will automate our future supplier inquiry efforts, perform an initial evaluation of their responses (including an initial consistency check of their Conflict Minerals Reporting Templates (CMRTs)) and automatically provide an error summary to those suppliers whose CMRTs fail the consistency check. Woodward intends to install and implement this application platform to automate our 2015 RCOI.

•	We intend to modify our supplier and product information to conform to the requirements of our new software application.

•	We intend to continue researching the extensive use of tin as a component in a wide variety of non-obvious materials, to further assess if such materials are contained within Woodward products, and using this information to facilitate and/or validate the correctness of supplier sourcing information.

•	We intend to continue to monitor developments in conflict minerals policy, SEC guidance and interpretations, related regulatory requirements, and enhanced tools and reference databases through Woodward participation in government, industry and professional association subject-matter-expert offerings relevant to our industry. This includes participation in the Conflict Free Sourcing Initiative in support of our smelter identification (and evaluation) requirements and to assist us in focusing our supply chain towards conflict-free sourcing.

Many of Woodward’s RCOI improvement actions are also being used to achieve improvements in our due diligence process, as discussed in our Conflict Minerals Report Exhibit 1.01. This is because there is significant overlap between our RCOI improvement efforts and our due diligence measures.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 – Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Woodward, Inc.
(Registrant)

/s/ A. Christopher Fawzy		June 1, 2015
By	A. Christopher Fawzy Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	(Date)

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2014.

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